                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 7)*

                            TRIGEN ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    895930105
        -----------------------------------------------------------------
                                 (CUSIP Number)

                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                               NEW YORK, NY 10004
                           ATTN: JEFFREY BAGNER, ESQ.
                                 (212) 859-8000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                FEBRUARY 28, 2000
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------------
        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 895930105                                            PAGE 2 OF 9 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
            SUEZ LYONNAISE DES EAUX
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            REPUBLIC OF FRANCE
--------------------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                     6,507,944**
                   -------------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY                    0
                   -------------------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING                   6,507,944**
                   -------------------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                      0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,507,944**
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               |_|

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            52.5%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 895930105                                            PAGE 3 OF 9 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
            ELYO S.A.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

            AF, WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            REPUBLIC OF FRANCE
--------------------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                     6,507,944**
                   -------------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY                    0
                   -------------------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING                   6,507,944**
                   -------------------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                      0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,507,944**
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               |_|

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            52.5%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 895930105                                            PAGE 4 OF 9 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
            COFRETH AMERICAN CORPORATION     51-0262996
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

            AF, WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            STATE OF DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                     4,870,670
                   -------------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY                    0
                   -------------------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING                   4,870,670
                   -------------------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                      0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,870,670
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               |_|

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            39.3%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 895930105                                            PAGE 5 OF 9 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
            COMPAGNIE PARISIENNE DE CHAUFFAGE URBAIN
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            REPUBLIC OF FRANCE
--------------------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                     1,637,274
                   -------------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY                    0
                   -------------------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING                   1,637,274
                   -------------------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                      0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,637,274
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               |_|

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.2%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 895930105                                            PAGE 6 OF 9 PAGES
-------------------                                            -----------------

----------
** The shares of common stock, par value $.01 per share (the "Common Stock"), of Trigen Energy Corporation (the "Company") covered by this item exclude 1,012,402 shares that are to be purchased by Elyo S.A. ("Elyo") pursuant to a letter agreement (the "Letter Agreement"), dated as of January 19, 2000 between Elyo and Thomas R. Casten and described in Item 5 of this Statement. Prior to consummation of the purchase, Elyo is not entitled to any rights as a stockholder of the Company with respect to the shares of Common Stock covered by the Letter Agreement. Once Elyo purchases the shares covered by the Letter Agreement, Elyo would have the sole right to vote and to dispose of such shares of the Company.

         This Amendment No. 7 amends and supplements the report on Schedule 13D, as amended (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of Trigen Energy Corporation, a Delaware corporation (the "Company"), previously filed by Suez Lyonnaise des Eaux, Elyo S.A. ("Elyo"), Cofreth American Corporation and Compagnie Parisienne de Chauffage Urbain. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.


         Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and supplemented as follows:

         On February 28, 2000, T Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Elyo, commenced a tender offer (the "Offer") to purchase any and all of the outstanding shares of Common Stock that Elyo does not already own for $23.50 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 28, 2000, a copy of which is attached hereto as Exhibit 99.1 and in the related Letter of Transmittal, a copy of which is attached hereto as
Exhibit 99.2. A copy of the press release issued by Elyo on February 28, 2000 announcing the commencement of the Offer is filed herewith as Exhibit 99.3 and is incorporated by reference herein.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit Number    Title
--------------    -----

Exhibit 99.1 Offer to Purchase dated February 28, 2000 (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Purchaser, Elyo and Suez Lyonnaise des Eaux on February 28, 2000).

Exhibit 99.2      Letter of Transmittal (incorporated by reference to Exhibit
                  (a)(1)(ii) to the Schedule TO).

Exhibit 99.3 Press Release by Elyo dated February 28, 2000 (incorporated by reference to Exhibit (a)(5)(vii) to the Schedule TO).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 28, 2000            SUEZ LYONNAISE DES EAUX


                                            By: /s/ MICHEL BLEITRACH          *
                                                -------------------------------
                                                Name:  Michel Bleitrach
                                                Title: Attorney-in-fact


                                            ELYO S.A.


                                            By: /s/ JEAN-DANIEL LEVY
                                                -------------------------------
                                                Name:  Jean-Daniel Levy
                                                Title: Managing Director


                                            COFRETH AMERICAN CORPORATION


                                            By: /s/ OLIVIER DEGOS             *
                                                -------------------------------
                                                Name:  Olivier Degos
                                                Title: Attorney-in-fact


                                            COMPAGNIE PARISIENNE DE CHAUFFAGE
                                            URBAIN


                                            By: /s/ MICHEL CAILLARD           *
                                                -------------------------------
                                                Name:  Michel Caillard
                                                Title: Attorney-in-fact


      *See Powers of Attorneys filed as attachments to the Amendment No. 3 to the Schedule 13D, filed September 24, 1999, which are
                        incorporated by reference herein.

                                  EXHIBIT INDEX

Exhibit Number    Title
--------------    -----

Exhibit 99.1 Offer to Purchase dated February 28, 2000 (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Purchaser, Elyo and Suez Lyonnaise des Eaux on February 28, 2000).

Exhibit 99.2      Letter of Transmittal (incorporated by reference to Exhibit
                  (a)(1)(ii) to the Schedule TO).

Exhibit 99.3 Press Release by Elyo dated February 28, 2000 (incorporated by reference to Exhibit (a)(5)(vii) to the Schedule TO).